SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com
www.duanemorris.com
July 8, 2010
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VIA EDGAR
Ms. Anne Nguyen Parker
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc. Form 10-K for the fiscal year ended December 31, 2009 Schedule 14A filed March 31, 2010 File No. 001-13926
Dear Ms. Parker:
     On behalf of Diamond Offshore Drilling, Inc. (the “Company”), accompanying this letter is the Company’s memorandum of response to the comment letters dated June 10, 2010 and June 11, 2010 from the staff of the Division of Corporation Finance to the Company.
     If you have any questions or comments concerning this matter, please contact me.
Very truly yours,
/s/ Shelton M. Vaughan
Shelton M. Vaughan
smv
Attachments

cc:	William C. Long, Esq. Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.

Duane Morris llp
1330 POST OAK BOULEVARD, SUITE 800 HOUSTON, TX 77056-3166	PHONE: 713.402.3900 FAX: 713.402.3901

DIAMOND OFFSHORE DRILLING, INC.
(the “Company”)

Memorandum of Response
to
Comments of the Securities and Exchange Commission
regarding
the Company’s
Form 10-K for the fiscal year ended December 31, 2009
Filed February 23, 2010
and
Schedule 14A
Filed March 31, 2010
(File No. 001-13926)
July 8, 2010

General
     This memorandum sets forth the responses of Diamond Offshore Drilling, Inc., a Delaware corporation, to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by (i) the letter dated June 10, 2010 concerning our Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and our Schedule 14A filed March 31, 2010 (the “Schedule 14A”) (File No. 001-13926) (collectively, the “Reports”) and (ii) the letter dated June 11, 2010 concerning the Form 10-K (collectively, the “Comment Letter”).
     The numbers of the responses in this memorandum correspond to the numbers of the Staff’s comments as set forth in the Comment Letter. References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report. References to “we,” “us” or “our” mean the Company and our consolidated subsidiaries, unless the context requires otherwise. Capitalized terms used in this memorandum and not otherwise defined herein have the meanings given to them in the respective Report.

Response to Staff Comments
Form 10-K for the fiscal year ended December 31, 2009
Risk Factors
Our business involves numerous operating hazards . . . . page 11
1.	We note your response to our prior comment 2. Please provide supplementally, with a view toward possible future disclosure, the dollar limit on your liability insurance policy for pollution and environmental risks.

Response: The dollar limit of the Company’s pollution and environmental liability insurance coverage is very sensitive commercial information, and there is no item in Regulation S-K or provision of Form 10-K that specifically requires its disclosure. As previously noted, we do not believe it is appropriate or necessary, in order for the reader to gain an understanding of the material aspects of our insurance program, to quantify specifically the dollar limit of the liability insurance we maintain for pollution and environmental risks. In light of the highly sensitive nature of this information, we believe that the disclosure of such amount could potentially result in increased and/or additional claims against the Company. Moreover, making such information available to our customers, suppliers and other parties would put the Company at a significant disadvantage when negotiating contractual allocations of liabilities with these counterparties, potentially exposing the Company to greater risk than it would otherwise bear absent such disclosure.

We have never experienced pollution or environmental liabilities in excess of our liability insurance limits, and we carry such coverage at a level well in excess of any such liabilities we have experienced to date. In addition, as a general matter, we typically obtain contractual indemnification for certain pollution and environmental liabilities from the operator in the contract for our offshore drilling rig. We thereby seek to limit our exposure to these liabilities, to the extent of such indemnities and the operator’s performance thereunder, through contractual means in addition to relying on our liability insurance coverage. As a practical matter, we do not believe that insurance coverage is available that would be adequate to divest the Company of all risk for pollution and environmental liability. Even if such coverage were available, we believe that it would be priced at such high levels that we would not consider it to be economically prudent or in the best interests of the Company’s stockholders to purchase such coverage.

We recognize that it may be material to investors if a company is not insured for a significant risk, or carries insurance coverage at a level that may not be appropriate for its business. With respect to the Company, however, we have proposed to revise our risk factors to disclose that we believe the policy limit under our marine liability insurance is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business. We respectfully submit, however, that the specific dollar limit of the Company’s pollution and environmental liability coverage is not itself material information that is required to be included in the Form 10-K. Moreover, only a small minority of our peers and competitors in the industry provide this sensitive disclosure. To require our Company to make this unusual disclosure absent a generally applicable rule requiring that our competitors also disclose such information would put us at an unfair disadvantage and adversely affect our competitiveness.
Although most of our peers and competitors in the industry whose filings we have reviewed did not disclose the dollar limit of their liability insurance policies for pollution and environmental risks, we are aware of two offshore drilling contractors with relevant disclosures.

Ensco International plc (“Ensco”) is a global offshore contract drilling company. As of February 15, 2010, its offshore rig fleet of 47 rigs included 42 jackup rigs, four ultra-deepwater semisubmersible rigs and one barge rig, based on its Form 10-K for the year ended December 31, 2009. On June 30, 2010, the aggregate market value of Ensco’s American Depositary Shares, each representing one Class A ordinary share, was approximately $5.6 billion (based upon the closing price on the New York Stock Exchange of $39.28). In its Form 10-K for the year ended December 31, 2009, Ensco disclosed that its insurance coverage for liabilities to third parties was subject to an annual aggregate policy limit of $500.0 million.

Transocean Ltd. (“Transocean”) reported that as of February 2, 2010, it owned, had partial ownership interests in or operated 138 mobile offshore drilling units, and that as of such date, its fleet consisted of 44 high-specification floaters (ultra-deepwater, deepwater and harsh environment semisubmersibles and drillships), 26 midwater floaters, 10 high-specification jackups, 55 standard jackups and three other rigs, based on its Form 10-K for the year ended December 31, 2009. On June 30, 2010, the aggregate market value of Transocean’s shares was approximately $14.8 billion (based upon the closing price on the New York Stock Exchange of $46.33). In its Form 10-K for the year ended December 31, 2009, Transocean disclosed that it carries $950 million of third-party liability coverage (exclusive of certain personal injury liability deductibles, third-party property liability deductibles and retention amounts described therein), and that Transocean retains the risk for any liability losses in excess of the $950 million limit.

By comparison, the Company has a fleet of 46 offshore rigs currently consisting of 32 semisubmersibles, 13 jack-ups and one drillship, and on June 30, 2010, the aggregate market value of our common stock was approximately $8.6 billion (based upon the closing price on the New York Stock Exchange of $62.19). Our conclusion that our marine liability insurance is within the range that is customary for companies of our size in the offshore drilling industry is consistent with, and is supported by, these two data points. Moreover, our level of coverage as currently in effect compares favorably to the coverage disclosed by these two companies, particularly in light of our relative fleet size and market capitalization.

Rather than include disclosure that we do not believe is necessary to convey the material aspects of our insurance program, with effects that may be adverse to our investors, we believe, as we previously indicated, that it would be appropriate and responsive to the Staff’s comments to disclose that we believe that our liability insurance limit is within the range that is customary for companies of our size in the offshore drilling industry and is appropriate for our business.
Financial Statements
Note 6 – Financial Instruments and Fair Value Disclosures, page 70
1.	We have read your response to prior comment 5 concerning your contract in which a portion of the dayrate will be paid to you through the conveyance of a 27% net profits interest (NPI) in a minimum of 5 developmental oil-and-gas properties covering six wells owned by your customer. Please supply us with the following additional information:
•	Provide us with the name of the counterparty to the agreement.

Response: ATP Oil & Gas Corporation (“ATP”).

•	Tell us the current status of the wells in which you have the NPI (e.g. drilling in progress, producing, etc.). For wells where drilling is in progress, tell us the estimated date production will begin. For wells that are currently producing, please tell us the current production rate per day.

Response: Our NPI is an interest in a minimum of five properties owned by ATP. As of the date of this response, we have provided drilling services on four wells in three of the five properties in which we have the NPI. The status of these four wells is as follows:
     o Atwater Valley 63 #4: This well commenced production on March 28, 2010. We received our first payment for production from this well under our NPI agreement on July 1, 2010. ATP has informed us that this well is currently producing approximately 3,000 barrels of oil per day gross and approximately 3,000 Mcf of natural gas per day gross.
     o Mississippi Canyon 941 #3: This well was drilled to 20,043 feet and was cased. ATP is currently completing the well and expects to commence production from this well in the third quarter of 2010.

     o Mississippi Canyon 941 #4: This well was drilled to 12,000 feet in 2009. It was originally scheduled to be completed for production in 2010 but has now been rescheduled by ATP to early 2011.
     o Mississippi Canyon 942 #2: This well was drilled to 12,000 feet in 2009. It was originally scheduled to be completed for production in 2010 but has now been rescheduled by ATP to early 2011.
•	Explain to us if your dayrate contract is to drill the wells in which you have received the NPI and if you have any other performance obligations to this customer at your balance sheet dates.

Response: Our dayrate contract obligates us to drill six wells in the properties in which we have the NPI. As of the date of this response, pursuant to the terms of such contract, we have drilled four of such wells and we have a contract to drill the two remaining wells. Drilling has been rescheduled for these two wells to 2011. Drilling these two remaining wells, however, is not a condition to our collection of the existing account receivable pursuant to our 27% NPI, and is not a performance obligation that would preclude us from collecting such receivable pursuant to the NPI.

•	Tell us if you have any alternative recourse against the customer other than the 27% net profit interest should it be unable to pay for services performed.

Response: With regard to the $485,000 dayrate that was earned during 2009 and the first quarter of 2010, in addition to the 27% NPI in a minimum of five oil and gas producing properties owned by ATP, we would have recourse pursuant to the ordinary contractual remedies we would have against a typical customer. In the event of a change of ownership of the properties in which we have the NPI, we would continue to assert and seek to enforce our ownership of the 27% NPI in the properties in the amount due to us.

•	Clarify for us the coverage ratio between a 27% NPI in the future net profits of the properties in which you have the NPI and your accounts receivable at December 31, 2009 and March 31, 2010. In addition, please provide us with a detailed explanation of the significant economic assumptions that form the basis for your conclusion that the 27% NPI is sufficient to collect your accounts receivable at your balance sheet dates.

Response: Based on a review of ATP’s reserve reports as of January 1, 2010 (which were prepared by an independent third party), 27% of the net profits on the proven reserves of the property on which there currently is a producing well (and in which we have a 27% NPI) will cover our accounts receivable at December 31, 2009 and March 31, 2010 by 1.85 times and 1.38 times, respectively; and 27% of the net profits of the proven and probable reserves from that property will cover our accounts receivable at December 31, 2009 and March 31, 2010 by 2.36 times and 1.76 times, respectively. This coverage ratio does not include the net profits from possible reserves from the one property that is currently producing, nor does it include future net profits from any of the other four properties in which we have a 27% NPI, one of which is projected to have a producing well in the third quarter of 2010.

The significant economic assumptions that formed the basis for our conclusion that the 27% NPI is sufficient to collect our account receivable at our balance sheet dates include the following:
     o Our 27% NPI is in development wells with proven oil and gas reserves.
     o We engaged third party geologists who evaluated the reserve reports for the relevant properties and concluded that the oil and gas reserves were more than sufficient to recover the amount of our account receivable.
     o The closing price of West Texas Intermediate (“WTI”) crude oil at December 31, 2009 was $82.10 per barrel and the cash flow projections at that time indicated a full payout of our receivable by the end of 2010. By March 31, 2010, the closing price of WTI crude oil had risen to $84.57 per barrel and the cash flow projections at that time indicated a full payout of our receivable by March 31, 2011. Note that our receivable increased from December 31, 2009 to March 31, 2010 due to additional work that we performed for ATP in the first quarter of 2010.
     o The first well in which we have a 27% NPI began producing on March 28, 2010 and we received our first payment for production from this well under our NPI agreement on July 1, 2010. Based on proven reserves and projected oil and gas prices, we expect to be able to recover our account receivable from the production of this property alone, consistent with the evaluation of our third party geologists and our previous projections. Moreover, numerous additional wells are in progress, as noted above, and in addition to the currently producing property, there are four other properties in which we have a 27% NPI, one of which is projected to have a producing well in the third quarter of 2010.

Schedule 14A filed March 31, 2010
General
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: In connection with our preparation of the Schedule 14A, our management evaluated our compensation policies and practices for our employees, and reported the results of such evaluation to the Compensation Committee of our Board of Directors, to determine whether those policies and practices were reasonably likely to have a material adverse effect on our Company. Based on this evaluation, we concluded that risks arising from our compensation policies and practices for our employees were not reasonably likely to have a material adverse effect on our Company and, therefore, that no disclosure was required in our Schedule 14A pursuant to Item 402(s) of Regulation S-K.

This risk assessment process included a review of our compensation programs, identification of aspects of these programs that might encourage excessive or imprudent risk taking of a material nature, consideration of mitigating factors and policies and an analysis of our Company’s potential exposure to such risks.

In connection with this evaluation, we considered, among other things, the following factors:
•	Each of our salaried employees, including our officers, is assigned a salary grade at the commencement of employment, which is subject to periodic review, pursuant to a system that considers objective criteria, such as the employee’s level of financial responsibility and supervisory duties, and the education and skills required to perform the employee’s functions (although the assignment of an employee to a particular salary grade, or promotion to another salary grade, necessarily involves subjective judgments). Within each grade, salaries are determined within a range based primarily on subjective factors such as the employee’s contribution to our Company and individual performance. In addition, particularly with respect to our executive officers, we have considered historical compensation policies and practices, national surveys of executive compensation at comparable sized companies in the energy industry, the executive compensation programs of various companies engaged in businesses similar to ours and applicable tax and accounting impacts of executive compensation.

•	Substantially all of our salaried employees receive a significant portion of their overall compensation in the form of base salary, as determined using these criteria, and our employees’ base salaries are generally stable, which we believe discourages excessive or imprudent risk-taking.

•	Bonus awards to our executive officers are generally made pursuant to our Incentive Compensation Plan. The Compensation Committee of our Board of Directors awards annual cash incentives under the Incentive Compensation Plan based on quantitative and qualitative factors and the achievement of specified incentive targets. By making a significant portion of the participating executive officer’s annual compensation a function of our attainment of a pre-determined level of EBITDA, our practice of awarding our executive officers bonuses pursuant to the Incentive Compensation Plan helps to align their interests with those of our stockholders.

•	The Compensation Committee’s ability to reduce an award under the Incentive Compensation Plan, a concept called “negative discretion,” is a feature that serves to mitigate potential risk. We believe that the ability of our Compensation Committee to exercise negative discretion after it has had an opportunity to review and evaluate a participant’s performance in light of the year-end results serves to discourage excessive risk-taking.

•	In addition, the amount payable to any executive officer under the Incentive Compensation Plan is limited to a maximum of $1 million, and in 2009 was further limited to an amount equal to 100% of such executive officer’s eligible base salary.

•	Under our Incentive Compensation Plan, the risks and rewards of an executive officer’s actions to our Company are evaluated annually by our Compensation Committee, thereby further mitigating our exposure to potential excessive or imprudent risk taking.

•	Bonus awards to our employees other than our executive officers are generally made pursuant to our Management Bonus Program. Under our Management Bonus Program, the Executive Committee of our Board of Directors is authorized to establish an annual bonus pool and annual bonus payouts to our employees from that pool based upon corporate, group or individual performance or a combination thereof, or such other subjective criteria as the Executive Committee deems appropriate. The discretion retained by the Executive Committee in awarding the bonus payouts in light of such performance criteria tends to align the interests of our employees with those of our stockholders, and, we believe, serves to discourage excessive or imprudent risk taking.

•	All of the equity awards granted to our employees under our Stock Option Plan are subject to multi-year vesting, generally vesting over a period of four years and having a term of ten years. These awards, which are designed to retain these employees and reward them for taking actions that benefit our long-term performance, require an employee to commit to a long-term time horizon for such awards to be of value.

•	Our periodic compensation review and performance evaluation process does not focus solely on our financial results, but rather considers numerous other factors as well, including the responsibilities of the individual’s position, contributions to our Company generally, and management and technical skills, which we believe discourages excessive or imprudent risk taking.

•	We believe that our balanced compensation structure, particularly for higher-level employees, with a significant portion of their compensation comprised of base salary as well as an appropriate portion linked to our long-term performance, serves to mitigate exposure to potential excessive or imprudent risk taking.

•	Our Compensation Committee oversees the development and implementation of our compensation programs for our executive officers and is responsible for reviewing and approving executive compensation generally, including the annual performance targets and awards under our Incentive Compensation Plan and equity-based compensation under our Stock Option Plan.

•	In addition to these compensation policies and practices, we have also established internal controls and our Code of Business Conduct and Ethics, to which all of our employees and officers are subject, which together further support our compensation objectives and mitigate potential risks.
Based on this assessment, we concluded that the overall design of our compensation program serves to discourage excessive or imprudent risk taking of a material nature and that risks arising from our compensation policies and practices for our employees were not reasonably likely to have a material adverse effect on our Company.
Director Compensation, page 11
3.	We note that the Chairman of the Board receives a significantly higher number of SARs in accordance with the terms of your stock option plan. Please state the reason you have decided to give Mr. Tisch 15 times the number of SARs your directors receive. See Item 402(k)(3) of Regulation S-K.

Response: In accordance with Item 402(k)(3) of Regulation S-K, because Mr. Tisch’s compensation arrangement with respect to SARs was different from that of the other directors, in the Schedule 14A we identified Mr. Tisch and described the terms of that arrangement, as follows:
“Other than Mr. Tisch, each director who is not our employee currently receives a quarterly award of 500 SARs in accordance with the terms of our Stock Option Plan. Our Chairman of the Board, Mr. Tisch, currently receives a quarterly award of 7,500 SARs in accordance with the terms of our Stock Option Plan.”
Our Board of Directors awarded Mr. Tisch a higher number of SARs than our other non-employee directors because of the unique position Mr. Tisch holds as Chairman of the Board and a member of the Executive Committee of our Board of Directors, and because of the additional responsibilities and efforts those positions entail. In addition, as disclosed in the Schedule 14A, Mr. Tisch’s experience as our former Chief Executive Officer and his extensive background with our Company have provided him with unique knowledge of and insight into our business and operations, and have enabled him to be instrumental in providing us with both strategic direction and operational oversight. Our Board of Directors believes that Mr. Tisch’s leadership and experience at Loews Corporation, together with his direct experience in managing our business and his institutional knowledge of our Company, cause his contributions to our Board of Directors and its deliberations to be of exceptional value. Our Board of Directors also considered these contributions that Mr. Tisch makes to our Board of Directors and its deliberations, and to our Company generally, in determining to grant him SARs as disclosed in the Schedule 14A.